MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

T A B L E   O F   C O N T E N T S

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

1.1           Date

This Management’s Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Great Basin Gold Ltd. ("Great Basin", or the "Company") for the year ended December 31, 2005 and the unaudited consolidated financial statements for the six months ended June 30, 2006. All dollar amounts herein are expressed in Canadian Dollars unless stated otherwise.

This MD&A is prepared as of July 31, 2006.

This discussion includes certain statements that may be deemed "forward-looking statements". These forward-looking statements constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects to take place in the future are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, drilling and development results, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those stated herein.

1.2           Overview

Great Basin Gold Ltd. ("Great Basin" or the "Company") is a mineral exploration company that is currently focused on two advanced stage projects. These are: the Hollister Development Block Project on the Hollister (previously known as Ivanhoe) Gold-Silver Property on the Carlin Trend in Nevada, USA and the Burnstone Gold Project in the Witwatersrand goldfield in South Africa.

The main activities in the first six months of fiscal 2006 have been the completion of the Feasibility Study on the Burnstone Project, initiation of underground drilling and ongoing feasibility work by Hecla and at the Hollister Development Block Project, and preparation of a Preliminary Assessment of the Hollister Development Block by Great Basin for a listing application to the Johannesburg Stock Exchange.

Burnstone Gold Project

All information contained in this management discussion relating to the contents of the Feasibility Study, including but not limited to statements of the Burnstone project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The information relating to the possible construction of conveyor, grinding and leaching plant facilities also constitutes such "forward looking statements." The Feasibility Study was prepared to quantify the Burnstone project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Burnstone project. The mineralized material at the Burnstone project is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Burnstone project’s mineralization is yet considered to be a reserve under US mining standards, as all necessary mining permits would be required in order to classify the project’s mineralized material as an economically exploitable reserve under US standards. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. No permits have yet been applied for and there

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a Feasibility Study, final costs could be materially different from those contained in the Feasibility Study. There can be no assurance that infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for gold. The price of this metal is historically volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold will continue at current levels or that it will not decline below the prices assumed in the Feasibility Study. Prices for gold have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns. South African mining tenure laws require that significant economic ownership in Burnstone be held by historically disadvantaged peoples and for which ownership rights the Company may not be significantly compensated. The economics of the Burnstone Project are sensitive to the US Dollar and South African Rand exchange rate and this rate has been subject to large fluctuations in the last several years.

The Burnstone Gold Project is located in the South Rand area of the Witwatersrand goldfield. The positive results of a Feasibility Study for the Burnstone Gold Project were announced in May 2006. The Feasibility Study was done in 2006 South African Rand (ZAR) and US dollars (US$), at a ZAR:US$ exchange ratio of 7:1. The financial analysis assumed 100% ownership and no debt leverage. At a gold price of US$450/oz, estimated results from the pre-tax and 100% equity financed financial model, for 100% of the project, are:

  14 year mine life, including 4 year pre-production period
  Annual production of 214,000 ounces of gold at full production
  Capital cost of US$144.5 million
  Operating cost of US$36.63 per tonne milled
  Cash cost of US$254.42 per ounce
  Pre-tax Net Present Value at 5% discount of US$138.9 million
  Internal Rate of Return 18.3%

The Company has moved to the permitting stage and begun pre-production activities.

Hollister Development Block

The Hollister Development Block (HDB) constitutes approximately 5% of the Great Basin’s Hollister Property. In August 2002, a four year Earn-in Agreement between Great Basin, and Hecla Mining Company (“Hecla”) was established, whereby Hecla had the right to earn a 50% working interest in the HDB Project by completing a two-stage underground exploration and development program, leading to a feasibility study and a production decision. The 2002 Earn-in Agreement was modified in February 2006 (see below).

The underground exploration and development program began in mid 2004. The decline and underground staging sites for diamond drilling were completed by the end of 2005, and a 55,000 ft (16,765 m) drilling program began in February 2006. To the end of July 2006, approximately 30% of the program had been completed and results from 17 holes had been released. Some excellent gold and silver grades have been intersected in the Gwenivere and Clementine vein systems over widths from 2 to 15 feet. Drilling and engineering studies continue, with the objective of completing a feasibility study for the Project by the end of the first quarter of 2007.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

A Preliminary Assessment of the HDB Project was updated for Great Basin to use in a listing application for the Johannesburg Stock Exchange.

All information relating to the contents of the Preliminary Assessment, including but not limited to statements of the project's potential and information under the headings "Key Parameters and Results" are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Preliminary Assessment was prepared to broadly quantify the project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to value the project nor should it be considered to be a pre-feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships, and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the project. As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material at the project is currently classified as inferred resources and it is not reserves. The mineralized material in the Preliminary Assessment is based only on the resource model developed by Behre Dolbear and Company in October 2001. Considerable additional work, including in- fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the mine design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed mine design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified, long-term prices levels for gold and silver. Prices for these commodities are historically volatile, and Great Basin has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold and silver have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental, and accommodation of local and community concerns.

Using US dollars, a gold price of US$450/oz and a silver price of US$7.00/oz, the estimated pre-tax results for 100% of the project from the study indicate:

  5.9 year mine life
  Annual production of 150,000 ounces of gold and 760,000 ounces of silver
  Startup capital cost of US$41.3 million
  Operating cost of US$188.28 per ton milled
  Cash cost of US$213.25 per equivalent ounce and total cost of US$258.00 per equivalent ounce
  Pre-tax net present value at 5% discount of US$118 million
  Internal Rate of Return of 78%

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

Other

Great Basin retains a 100% interest, subject to royalties, in the remaining 95% of the Hollister property. The Company plans to carry out further exploration elsewhere on the Hollister property once activities have advanced on the Hollister Development Block.

The Company also holds 100% interest in the Casino property in Yukon, Canada, subject to a 5% net profits interest on some of the claims. The property hosts a porphyry copper-gold deposit. The Company has not done any work at Casino for several years, and has optioned portions of the property to other companies in 2000 and 2002 (see details below).

1.2.1        Hollister Property, Nevada, USA

The Hollister property is located in the northeastern part of the Carlin Trend, approximately 80 km (50 mi) from Elko, Nevada. Great Basin’s exploration efforts at Hollister resulted in the discovery and delineation of several high-grade gold-silver vein systems, as well as the identification of a number of other exploration targets, including evidence for Carlin-style gold mineralization at depth.

The Company’s activities at Hollister in the first quarter of 2006 focused on monitoring the underground exploration and development activity by Hecla at the Hollister Development Block Project.

Hollister Development Block – Property Agreements

In August 2002, Great Basin and Hecla finalized Earn-In and Joint Operating Agreements, whereby Hecla could vest in a 50% working interest in the Hollister Development Block, subject to a purchase price royalty in favor of Great Basin, provided Hecla funded a US$21.8 million, two-stage, advanced exploration and development program (or otherwise achieved commercial production) and issued 4 million Hecla share purchase warrants to Great Basin (of which 2 million have been issued to date). Concurrent with and in proportion to the Hecla warrants, Great Basin was to issue 2 million share purchase warrants to Hecla of which 1 million have been issued to date.

Since 2002, Hecla has conducted engineering and permitting work in furtherance of an underground development program and obtained the necessary permits to complete the Stage 1 underground development, drilling, and pre-feasibility work. The program budget for Stage 1 was agreed in the Earn-In Agreement to cost US$10.3 million, with work to be completed in the approximately 12-month period after the required work permits were issued. Such permits were issued in May 2004. Hecla commenced physical work on the site in October 2004, and the decline reached the first vein system in October 2005. To vest its 50% working interest, Hecla was required, upon completion of Stage 1, to proceed to Stage 2 within 60 days. The Stage 2 program of US$11.5 million was required to be completed over the ensuing approximately 12 months and was to consist of underground production development and procurement of production equipment and surface facilities, with an overall goal to develop the Hollister Development Block to the point of commercial production. Under the Earn-In Agreement, Hecla was to be the operator during the Stage 1 and Stage 2 work programs, and would continue to be the operator of the mine if a positive production decision is made.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

Alternatively, subject to completing Stage 1, Hecla had the option to make a payment to the Hecla/Great Basin joint venture (50:50) of the difference between $21.8 million and the actual costs of Stage 1 (excluding Stage 1 cost overruns in excess of 10%). Certain share purchase warrants would also be exchanged between Great Basin and Hecla.

A sliding scale royalty on Hecla’s share of production is payable in cash or in kind by Hecla to Great Basin. At a cash operating profit per ounce of gold equivalent in the range of US$100-200 per ounce, the royalty is equal to US$50 per ounce. The royalty would become payable by Hecla once it has recovered 115% of its Stage 1 and 2 pre-production expenditures.

Following a disagreement between the parties over the interpretation of the 2002 Earn-in Agreement, Hecla filed a declaratory relief action in April 2005.

The 2002 Earn-in Agreement was modified in February 2006. The main modifications are as follows:

  Hecla committed to complete and fund 100% of the remaining Stage 1 earn-in activities by March 31, 2007 at its sole cost. The Stage 1 underground exploration program on the Hollister Development Block consists of a decline, cross-cuts and diamond drill stations to access the three vein systems.

  Hecla is to fund Great Basin’s share of any Stage 2 activities until such time that a feasibility study has been delivered to Great Basin. Upon receipt of the feasibility study, Great Basin is required to reimburse its share of Stage 2 costs to Hecla. Stage 2 activities are those which consist primarily of the development of the HDB into a mining operation, and lead to commercial production.

  If the decision is made to develop and operate a mine, Hecla must achieve commercial production by August 2, 2009, as a condition of earning a 50% working interest in the project.

  Hecla is entitled to the proceeds of the first 50,000 ounces of gold (or equivalent) up to the actual costs of Stage 1 activities, not to exceed $25.07 million, from pre-production Stage 1 activities.
  Thereafter any pre-production revenues will be equally shared.

In connection with the modifications, Hecla and Great Basin terminated the litigation between the companies and executed mutual releases from any action or claim arising to February 28, 2006 in connection with the 2002 Earn-in Agreement.

Hollister Development Block - Property Activities

The Clementine, Gwenivere and South Gwenivere vein systems were discovered by Great Basin through extensive drilling programs from 1998-2001. The Earn-in Agreement with Hecla was signed in 2002, and permits were applied for and received over the following two years. Surface facilities were established and the underground portal was collared by October 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

Underground Development

From October 2004, when underground development was initiated, to the end of June 2006, the total project advance was 6,127 ft (1,867 m). A breakdown of the development is tabulated below:

HEADING	2006 Q2 Advance (feet)	Total Project Advance (feet)
Portal	–	66
Decline	-	2,764
Lateral	784	1,683
Diamond Drill Stations	218	661
Miscellaneous Openings	80	789
Gwenivere I-drift	164	164
Total Advance	1,246	6,127

About 160 feet of drifting was completed on the Gwenivere vein, where the mineralized structure averaged approximately 0.8 oz/ton gold and 12 oz/ton silver (undiluted) over an average width of 3.8 ft (1.2 m). Additional drifting on the Gwenivere vein and both the South and Central Clementine veins is planned in the fourth quarter to generate a bulk sample for metallurgical and mill testing (see below).

Drilling and Bulk Sample Program

Drilling began in February 2006. The planned program consists of 55,000 ft (16,765 m) of underground diamond drilling. The drill holes are generally short, less than 700 ft (215 m) in length, and closely-spaced. The objective of the drilling program is to upgrade the inferred resource previously identified by Great Basin for the three vein systems and, in conjunction with other feasibility studies, convert it to a mineral reserve.

To the end of July, 42 drill holes had been completed for a total of 15,440 ft (4,700 m), or about 30% of the planned program. A second drill has arrived and is operating underground at the site, and diamond drilling is slated for completion by the end of the year.

Of this, 12,217 ft (3,700 m) were completed during the period of April 1 to June 30, 2006. Results from seventeen holes were announced in May and June. The holes intersected multiple veins with excellent grades in both the Gwenivere and Clementine vein systems. Results released since the last quarterly report are tabulated below.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

						Estimated
Drill Hole	Vein		From	To	Width	True Width		Gold	Silver	Gold	Silver
Number	System		(feet)	(feet)	(feet)			(oz/t)	(oz/t)	(g/t)	(g/t)
						(feet)	(m)
HDB-007			63.0	63.7	0.7	0.5	0.15	0.438	pending	15.0	pending
			248.0	253.0	5.0	3.5	1.07	0.008	0.51	0.27	17.5
	Gwenivere		285.9	295.6	9.7	8.2	2.50	0.059	0.77	2.02	26.4
		Incl.			2.1	1.8	0.55	0.184	1.86	6.31	63.8
			310.0	310.4	0.4	0.4	0.12	0.004	0.14	0.14	4.8
HDB-008			224.0	225.0	1.0	0.5	0.15	49.298	pending	1,690	pending
	Gwenivere		265.3	274.3	9.0	7.8	2.38	0.171	3.85	5.86	132
	Gwenivere	Incl.			1.7	1.5	0.46	0.685	8.16	23.5	280
	Clementine		655.5	657.8	2.3	1.7	0.52	0.248	2.32	8.5	79.5
HDB-016	Clementine		203.4	209.4	6.0	4.4	1.34	0.380	pending	13.0	pending
	Clementine		209.4	210.3	0.9	0.8	0.24	0.030	0.12	1.03	4.1
	Clementine		210.3	216.0	5.7	3.1	0.94	0.392	pending	13.4	pending
	Clementine		263.0	265.5	2.5	1.9	0.58	0.022	0.07	0.75	2.4
HDB-017	Clementine		181.4	182.4	1.0	0.6	0.18	0.069	1.21	2.37	41.5
	Clementine		229.9	233.8	3.9	3.2	0.98	1.783	20.17	61.1	692
	Clementine	Incl.	229.9	230.7	0.8	0.7	0.21	5.362	78.35	184	2,686
	Clementine	Incl.	232.8	233.8	1.0	0.7	0.21	2.326	11.94	79.8	409
HDB-018			86.7	87.4	0.7	0.7	0.21	0.475	pending	16.3	pending
	Clementine		142.8	144.8	2.0	1.9	0.58	6.332	73.85	217	2,532
	Clementine		238.9	241.5	2.6	2.6	0.79	0.237	16.20	8.13	555
HDB-019	Clementine		232.7	233.5	0.8	0.8	0.24	0.004	nil	0.14	pending
	Clementine		266.0	269.5	3.5	3.3	1.01	0.465	9.95	15.9	341
HDB-020A	Clementine		425.5	429.9	4.4	2.5	0.76	0.023	1.66	0.79	56.9
	Clementine		457.1	460.2	3.1	1.8	0.55	0.017	0.32	0.58	11.0
HDB-023			28.4	30.6	2.2	0.4	0.12	0.239	0.32	8.19	11.0
	Gwenivere		136.3	138.3	2.0	1.6	0.49	0.308	2.22	10.6	76.1
HDB-027	Clementine		153.4	154.2	0.8	0.6	0.18	0.193	0.53	6.62	18.2
	Clementine		267.4	268.1	0.7	0.5	0.15	0.052	2.15	1.78	73.7
HDB-029			83.0	84.5	1.5	1.5	0.46	0.464	pending	15.9	pending
			211.7	212.2	0.5	0.3	0.09	0.016	nil	0.55	pending
			212.2	218.0	5.8	5.0	1.52	0.212	12.94	7.27	444
	Clementine		223.9	227.5	3.6	3.4	1.04	3.286	39.45	113	1,352
HDB-030			26.0	26.4	0.4	0.4	0.12	0.413	5.03	14.2	173
			45.5	46.6	1.1	1.0	0.30	0.166	36.09	5.69	1,237
			49.6	51.2	1.6	1.5	0.46	0.704	89.27	24.1	3,061
			90.1	90.8	0.7	0.7	0.21	1.106	25.77	37.9	884
			102.7	103.0	0.3	0.3	0.09	0.859	1.29	29.4	44.2
	Clementine		139.8	142.4	2.6	2.2	0.67	1.103	9.36	37.8	321
	Clementine	Incl.	139.8	140.6	0.8	0.7	0.21	0.291	3.91	9.98	134
	Clementine	Incl.	140.6	142.4	1.8	1.5	0.46	1.482	11.90	50.8	408
	Clementine		227.5	228.8	1.3	1.2	0.37	8.022	44.04	275	1,510

HDB-016 203.4 -209.3 ft and 210.3 -216.0 ft - fire assay results only; metallic screen analyses pending.
HDB-029 50.4 -52.6 ft and 135.0 -145.0 ft assays pending for both gold and silver.
Silver values "pending" generally means ICP result returned >20 ppm; sample will be fire assayed

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

Extraction of approximately 5,000 tons of bulk sample from the different veins within the system is planned.

Engineering Studies

The outline for the feasibility study was finalized during the quarter, and Hecla began the process of identifying a consultant to review and compile the various studies to complete a final report. Various engineering and environmental studies were ongoing as well as a review of bonding and permitting requirements.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

The following section uses the term ‘inferred resources’. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize ‘inferred resources’. ‘Inferred resources’ have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Update of the Preliminary Assessment

Great Basin commissioned Minefill Services, Inc. to complete a review of project activities and update the preliminary assessment of the Hollister Property. The previous preliminary assessment is described in an April 2002 technical report.

The current study uses the same mineral resource estimate as the 2002 preliminary assessment but includes a review and update of the mining method and rate, some new information on metallurgical recoveries, and updated mining, transportation and processing costs and long term metal prices. As the study uses inferred mineral resources that are geologically speculative, there is no assurance that the results of the preliminary assessment will be realized.

As announced subsequent to the end of the quarter in August 2006, the updated preliminary assessment shows a excellent returns for a 520 tons per day underground operation, mining the high-grade gold-silver mineralization from the Gwenivere, Clementine and South Gwenivere vein systems on Hollister Development Block. Using US dollars, a gold price of US$450/oz and a silver price of US$7.00/oz, the pre-tax results for 100% of the project as estimated in the study indicate a very robust 78% internal rate of return and net present value of US$118 million.

Key parameters and results for 100% of the project are summarized below:

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

HOLLISTER DEVELOPMENT BLOCK PROJECT PRELIMINARY ASSESSMENT UPDATE US dollars, Gold price: US$450/oz and Silver price: US$7.00/oz
Inferred Mineral Resource (0.25 oz/ton cut-off)	719,000 tons grading 1.29 oz/ton gold and 7.00 oz/ton silver**
Production Rate	520 tons/day
Recoveries	95% gold 90% silver
Annual Production	150,000 oz gold 760,000 oz silver
Life of Mine Production	882,000 oz gold 4,529,000 oz silver
Start up Capital Cost	$41.3 million
Operating Costs Mining Toll milling Trucking General & Administration Sustaining capital	$55.00/ton $55.00/ton $20.00/ton $10.00/ton $35.50/ton
Cash Cost	$213.25/eq oz1
Total Cost	$258.00/eq oz1
Life of Mine	5.9 years
Payback	1.2 years
Internal Rate of Return	78%
Net Present Value (5% discount)	$118.3 million

**Undiluted
1 Gold equivalent is calculated using the above gold and silver prices and the formula:
Au-eq oz == Au oz + (Ag oz * Ag price/Au price)

Sensitivity analyses conducted to test the key assumptions (metal prices and capital and operating costs) show the robustness of the project, returning a 60% IRR for metal prices of $400/oz for gold and $6.00/oz for silver to a 92% IRR for metal prices of $500/oz for gold and $8.00/oz for silver. The project returns were also shown to be relatively insensitive to capital and operating costs: the IRR ranges from 62% to 97% for variations in the capital and operating costs of +/- 20%. In addition, the project NPV (at a 5% discount) varies from $87 million to $125 million under the same capital and operating sensitivities of +/- 20%.

The preliminary assessment was completed by David Stone, P.Eng., an independent qualified person as defined by National Instrument 43-101. A technical report will be filed on www.sedar.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

1.2.2        Burnstone Gold Property, Mpumalanga Province, South Africa

The Burnstone Gold Property is located approximately 80 km (50 mi) southeast of Johannesburg, near the town of Balfour. The property lies in open, rolling countryside that has excellent infrastructure, including paved highways, railroads and power lines.

The Property encompasses 44,807 hectares situated on portions of 34 farms (mineral claims) and hosts an 18 km (11 mi) long mineralized corridor. Within the corridor gold mainly occurs in a conglomerate unit called the Kimberley Reef. The central portion of the corridor has uplifted by two northwesterly trending sub-parallel faults, and as a result, the gold-bearing areas lie at relatively shallow depths of 250-750 m.

Over 125,000 m (410,000 ft) of drilling in 193 holes was completed on the project by Great Basin to February 2005, outlining mineral resources in an area of thirteen contiguous farms. In 2005, the Company initiated a Feasibility Study; the results were announced in May 2006.

Property Agreements

In November 2002, Great Basin entered into an option agreement (the “Option to Purchase Agreement”) with Southgold Exploration (Proprietary) Limited (“Southgold”) and the then shareholders of Southgold (the “Legacy Southgold Shareholders”) to purchase, on a staged basis, up to 100% of Southgold. Southgold is a private South African company that, at the time, held rights to acquire a 100% interest in the Burnstone Gold Property. Any future mining will be subject to government legislation that provides for Historically Disadvantaged South Africans (“HDSA”) to earn an interest in mining developments.

Pursuant to the Option to Purchase Agreement, Great Basin completed its purchase of Southgold by making an initial US$1.25 million ($2,007,561) payment, by conducting a US$1.5 million work program in early 2003, and by making cash, share and share purchase warrant payments to the Legacy Southgold Shareholders in two staged tranches. The first tranche of the acquisition was made in April 2003 and the second tranche was made in January 2004, completing Great Basin’s acquisition of Southgold.

On October 10, 2003, pursuant to a prospecting agreement (the “Prospecting Agreement”) dated October 17, 2000 between GFL Mining Services Limited (“GFL”), Randex Limited (“Randex”), and Southgold, Southgold elected to purchase certain mineral rights held by GFL and Randex totaling 11,563 hectares within the Burnstone Property which were not covered under Southgold's then-existing rights, for ZAR 35 million ($6,695,598) subject to a net smelter return royalty ranging from 1% to 2% (tiered to the gold price), and payable to GFL. The Company funded Southgold's purchase of these rights. Current South African legislation abolishes private ownership of mineral rights (and, possibly, royalties which are bound with those rights) and replaces them with a system which vests mineral tenure in the State. Under the terms of the Prospecting Agreement, in the event of a change in the mineral rights regime in South Africa, the parties agreed to negotiate amendments to the Prospecting Agreement, if possible without causing undue hardship to each of the parties.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

In April 2005, Great Basin signed a Heads of Agreement (the "HoA") with Tranter Investments (Proprietary) Limited (“Tranter”), a closely-held black economic empowerment (“BEE”) company, in relation to the Burnstone Gold Project. The HoA creates a framework for Great Basin to fulfill the HDSA requirements by way of participation by a BEE entity in the mineral project as a condition to ongoing security of mineral tenure.

The HoA sets out the terms whereby Tranter may, subject to certain conditions, acquire an interest in Southgold. Such interest is to be acquired at a consideration yet to be determined and Great Basin may provide certain financial assistance to Tranter in relation to the acquisition.

As a condition of completion of the transaction, Tranter must undertake a restructuring of its current shareholding to ensure more broad-based BEE participation by various historically disadvantaged groups. The HoA contemplates that certain on-going restrictions will apply to Tranter, which restrictions are designed to ensure that Tranter will continue to qualify as a BEE company as defined under the legislation.

Completion of the transaction is also subject to a number of conditions precedent, including the negotiation of definitive agreements, the approval of the transaction by the boards of Tranter and Great Basin, and South African and Canadian regulatory and securities approvals, including compliance with related party transaction requirements which may apply by virtue of the interests of two of the Great Basin directors in the transaction. Further details of the transaction will be released upon the signing of the relevant definitive agreements.

Concurrently, Great Basin is preparing and filing applications to convert its “old order” rights to “new order” rights on the Burnstone property.

Property Activities

Feasibility Study

A Feasibility Study was initiated for the Burnstone Project in early 2005. Most of the individual components of the Feasibility Study were completed by independent consultants (other than Harry Meadon who was a site manager during the exploration program) employed by South African firms. Geology and mineral resources were prepared for the Feasibility Study by H Meadon, Pr.Sci.Nat., HM Exploration CC, and GJ van der Heever, Pr.Sci.Nat., GeoLogix Mineral Resource Consultants (Pty) Ltd. Mineral Reserves, mine planning and design aspects were developed by Turgis Consulting (Pty) Ltd., under the supervision of AD Pooley, Pr.Eng. Mill process and plant design work was done by MDM Ferroman, and metallurgical testwork by Mintek Laboratories, all under the supervision of David Dodd, SAIMM. Environmental & permitting, tailings, water supply and infrastructure studies were conducted by Knight Piesold (Pty) Ltd. and subcontractors, under the supervision of Joanna Goeller, Environmental Impact Assessment Practitioner and R.J. Scheurenberg, Pr,Eng., of Knight Piesold. Compensation and benefits recommendations and social and human resources aspects were mainly developed by Remchannel (Pty) Ltd. and Naledi Development (Pty) Ltd., respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

The financial analysis was completed by Minefill Services, Inc., under the supervision of David Stone, P.Eng. Following a review by the Company’s engineers, the compiled data was provided to Behre Dolbear & Company to complete a review and the 43-101 feasibility report. Work by Behre Dolbear was completed by Derek Rance, P.Eng., who is an independent qualified person as defined by National Instrument 43-101. On May 11, 2006, the positive results of the Feasibility Study were announced. The technical report has been filed at www.sedar.com.

Key Parameters and Mine Plan

The Feasibility Study was done in 2006 South African Rand ("ZAR") and US dollars ("US$"), at a ZAR:US$ exchange ratio of 7:1. The financial analysis assumed a 100% ownership and no debt leverage.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section use the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The measured and indicated mineral resources as outlined by drilling on the Burnstone property at a 400 cmg/t cut-off are 29.0 million tonnes grading 7.63 g/t, containing about 7.1 million ounces. Of these, 19.8 million tonnes grading 9.22 g/t are measured and 9.2 million tonnes grading 4.20 g/t are indicated. These Mineral Resources include the Mineral Reserves described below.

The Feasibility Study mine plan mainly is based on the mineral resources in the portion of the deposit previously known as Area 1. This is considered a first phase mine plan. Later development of additional mineral resources is expected.

The Feasibility Study recommends flexible, mechanized materials handling and conventional narrow reef underground mining, utilizing a combination of decline and vertical shaft for access. Development will occur in two phases. A 4.5 -m wide by 4.8 -m high decline will be developed, first, to enable early access to the ore body to allow a 26,000 tonne bulk sample to be extracted and processed. Secondly, a 7.5 -m diameter vertical shaft will be developed and commissioned. For full production, men and equipment will use the decline for access and the shaft will be used for hoisting ore and mine rock to surface. Full employment would entail approximately 2,000 people.

The Burnstone processing plant has been designed with a nominal capacity of 125,000 tonnes per month, and consists of conventional crushing, semi-autogenous grinding and ball milling, followed by gravity separation and carbon-in-leach treatment prior to gold refining. Expected metallurgical recovery is 95%, with 2.2 million ounces expected to be recovered over the 14 year mine life.

The Proven and Probable mineral reserves, fully diluted and take into consideration all mining factors, are stated below according to Canadian Standards. These include Proven Reserves of 15.1 million tonnes grading 4.61 g/t and Probable Reserves of 0.8 million tonnes grading 5.38 g/t. Under US SEC standards no reserve declaration is possible until financing and permits are acquired (for additional information, see cautionary and forward looking statements).

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

Key parameters and results of the Study on a 100% Project basis are tabulated below.

BURNSTONE GOLD PROJECT - FEASIBILITY STUDY RESULTS Gold Price US$450/oz (ZAR101,270/kg) & Exchange Rate of 7:1
Proven & Probable Reserves (4 g/t cut-off)	15.9 million tonnes grading 4.65 g/t**, containing 2.4 million ounces
Gold recovery	95%
Annual gold production	214,000 ounces
Life of mine gold production	2.26 million ounces
Mine life	14 years
Full Employment	2,000 people
CAPITAL COSTS	ZAR (millions)	US$ (millions)
Mine	800	114.3
Mill	160	22.8
Tailing & Rock Storage	37	5.3
Main Water supply	15	2.1
Total	1,013	144.5
OPERATING COSTS	ZAR/t milled	US$/t milled
Mining	215.09	30.73
Milling	33.36	4.77
Administration	2.00	0.29
Community	3.78	0.54
Social Costs	2.18	0.32
Total	256.41	36.63
CASH COSTS	ZAR/kg	US$/oz
Mine Site Costs	57,256	254.42
All-in Costs	72,714	323.11
CASH FLOW	ZAR (millions)	US$ (millions)
Average annual	183	26
Life of Mine	2,006	287
FINANCIAL RESULTS	ZAR (millions)	US$ (millions)
Net Present Value (5% discount)	972.3	138.9
Internal Rate of Return	18.3%

**diluted

Sensitivity analyses done on several of the key parameters for the Project indicate a robust financial result for the project, which is more sensitive to changes in exchange rate and gold price than capital and operating costs.

Following the receipt of the Feasibility Study, the Company immediately initiated the process to secure permits and begin site preparation for the exploration decline.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

Exploration

Exploration on outlying portions of the property has continued in 2006.

Rehabilitation of historical workings and underground sampling took place on the farms Rietbult, Roodepoort, and Rietfontein farms. A permit application to dewater the old workings on all farms was initiated to facilitate further sampling of any remaining reefs that were not extracted.

Surface trenching (approximately 2,377 m (7,800 ft)) was completed on Rietfontein to establish structural trends along the Kimberley and MK2 reefs on the farm. Seven short holes, totaling approximately 601 m (1,970 ft), has been completed to the end of June.

Drilling was completed down dip from the historical mine workings on the farm Roodepoort. Nine holes, totaling 2,450 m (8,000 ft), were drilled at Roodepoort (April to June inclusive). In addition, 900 m (2,950 ft) of trenching has been done.

1.2.3        Casino Property, Yukon, Canada

Great Basin also holds the Casino copper-gold property, located in the Yukon Territory, Canada. The Company conducted exploration on the property in the 1990s.

Farmout Agreement

The Company owns a group of 161 mineral claims, some of which are subject to a 5% net profits from production royalty. During May 2000, the Company granted an option whereby Wildrose Resources Ltd., the optionee, could earn the right to purchase 55 claims for $1 on the 20th anniversary of the option agreement. As consideration, the optionee agreed to incur all annual filing fees and assessment work on the 55 claims under option and 83 other claims. Alternatively, the optionee may purchase the 55 claims for a one time payment of $200,000 without further obligation in respect of the Company’s 83 claims. Should the optionee acquire the 55 claims, the optionee would be subject to a further 5% net profits interest, payable to the Company.

On July 15, 2002, the Company agreed to option the Casino Property to Lumina Copper Corp. ("Lumina") (formerly CRS Copper Resources Ltd.), subject to existing net profits royalty agreements and the Wildrose option agreement on a portion of the Casino property. Under the terms of the agreement, Great Basin granted Lumina an option (the "Option") to purchase 100% of Great Basin’s interest in the claims and interests comprising the property for $1,000,000 (plus applicable taxes), payable at the option of Lumina in cash or Lumina common shares, provided that Lumina shares were listed on a recognized stock exchange and had certain minimum trading volumes.

The Option may be exercised at any time to July 15, 2007, subject to written notice and confirmation that the terms of the Option have been met. Lumina was required to make interim option payments to Great Basin at the time that Lumina is listed on a stock exchange, consisting of warrants to purchase 100,000 shares for a period of two years at an exercise price which reflects the maximum discount from the

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

prevailing Lumina market price permitted by the policies of the relevant stock exchange. Lumina would issue further warrants on each anniversary date thereafter to a maximum of warrants to purchase 300,000 Lumina shares.

In June 2003, Lumina listed on the TSX Venture Exchange and accordingly, the Company received a first tranche of warrants to purchase 100,000 shares at an exercise price of $1.80 until May 23, 2005. In May 2004, the Company received a second tranche of warrants to purchase 100,000 shares at an exercise price of $5.80 until May 21, 2006. In March 2005, the Company received from Lumina a third tranche of warrants to purchase 100,000 shares at an exercise price of $9.22 until March 14, 2007.

In May 2005, Lumina completed a statutory plan of arrangement to reorganize Lumina into four separate companies (Regalito Copper Corp., Northern Peru Copper Corp., Lumina Resources Corp., and Global Copper Corp.), of which all are listed on the TSX. Pursuant to the terms of the Lumina plan of arrangement, upon exercise of each warrant the Company was to receive one common share of each of the four companies. The exercise price remained unchanged. On February 14, 2006, the Company and Regalito Copper Corp. (“Regalito”), the successor company to Lumina, agreed to cancel these warrants and replace them with the following, exercisable until March 14, 2007:

  100,000 warrants of Northern Peru Copper Corp. exercisable at a price of $0.06 per share
  100,000 warrants of Lumina Resources Corp. exercisable at a price of $0.07 per share
  100,000 warrants of Global Copper Corp. exercisable at a price of $0.31 per share

Also pursuant to the February 14, 2006 agreement, the Company and Regalito agreed that in the event, at any time prior to March 14, 2007, the shares of Regalito are purchased by a third party pursuant to a takeover bid or a similar acquisition for an amount greater than $8.78 per share, Regalito will pay to the Company, the cash difference between such price and $8.78 multiplied by 100,000.

In June 2006, the Company exercised the warrants in Northern Peru Copper Corp. and Global Copper Corp. All the related shares except for 20,000 shares in Global Copper Corp. were sold in June 2006 with the remainder in July 2006.

Lumina has the right to conduct exploration work on, or in respect of, the Casino Property at its cost, or to make payments in lieu to keep the property in good standing during the period of the Option. If Lumina elects to terminate the agreement without exercising the Option or allows it to lapse, Lumina must pay to Great Basin a "break fee" of $25,000 (plus applicable taxes). If the Option is not exercised and is terminated, Lumina is required to pay property holding costs for a minimum period of two years from the effective date of termination.

In the event the Option is exercised and a decision is made to put the Casino Property into commercial production, Lumina agreed to pay Great Basin $1 million (plus applicable taxes) within 30 days of that decision.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

1.2.4        Market Trends

Gold prices have been increasing over the past two years. The gold price increased from an average of US$410/oz in 2004 to US$445/oz in 2005. The gold price has also increased in 2006, averaging US$596/oz to the end of July.

1.2.5        Activities

As detailed in Items 1.2.1 through 1.2.3 above, the main activities in the first six months of fiscal 2006 have been the completion of the Feasibility Study on the Burnstone Project, initiation of underground drilling and ongoing feasibility work and the preparation of a Preliminary Assessment at the Hollister Development Project, and development of an application for a listing of the Company on the Johannesburg Stock Exchange.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

1.3           Selected Annual Information

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences arise from rounding.

	As at and for the years ended
	December 31	December 31	December 31
	2005	2004	2003
		(restated)

Current assets	$17,990	$17,839	$22,052
Mineral properties	98,630	98,630	30,668
Other assets	69	65	81
Total assets	116,689	116,534	52,801

Current liabilities	700	752	818
Future income taxes	19,364	24,596	–
Shareholders equity	96,625	91,186	51,983
Total liabilities and shareholders’ equity	116,689	116,534	52,801

Working capital	17,290	17,087	21,234

Expenses
Conference and travel	336	207	326
Exploration	3,885	7,691	7,928
Financial advisory and finders' fees	–	106	147
Foreign exchange loss (gain)	(3,114)	2,410	532
Interest and other	(480)	(506)	(936)
Legal, accounting and audit	503	282	273
Office and administration	1,222	894	884
Recovery of accounts receivable previously written off	–	–	(367)
Stock-based compensation – exploration	19	754	786
Stock-based compensation – office and administration	457	1,720	1,346
Shareholder communications	284	232	754
Trust and filing	86	226	204
Loss before the under noted and income taxes	3,198	14,016	11,877
Loss (gain) on sale of investments	193	–	(4,379)
Mark-to-market adjustment on investments	166	–	–
Loss before income taxes	3,557	14,016	7,498
Future income tax recovery	(1,993)	(1,850)	–
Loss for the year	$1,564	$12,166	$7,498

Basic and diluted loss per share	$(0.02)	$(0.14)	$(0.12)

Weighted average number of common shares
outstanding	91,908,700	85,370,853	60,061,869

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

1.4           Summary of Quarterly Results

In thousands of Canadian dollars, except per-share figures and number of shares. Small differences may arise due to rounding.

	As at and for the quarter ended
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
	2006	2006	2005	2005	2005	2005	2004	2004
Current assets	42,570	16,985	17,990	17,724	20,068	21,844	17,839	20,172
Mineral properties	98,630	98,630	98,630	98,630	98,630	98,630	98,630	98,505
Other assets	141	96	69	69	71	65	65	81
Total assets	141,341	115,711	116,689	116,423	118,769	120,539	116,534	118,758

Current liabilities	965	516	700	359	662	1,297	752	1,382
Future income taxes	14,475	19,964	19,364	19,720	19,998	21,520	24,596	23,036
Shareholders equity	125,701	95,231	96,625	96,344	98,109	97,722	91,186	94,340
Total liabilities and equity	141,341	115,711	116,689	116,423	118,769	120,539	116,534	118,758

Working capital	41,605	16,469	17,290	17,365	19,406	20,547	17,087	18,790

Expenses
Amortization	6	1	–	–	–	–	–	–
Conference and travel	302	200	184	99	34	20	32	27
Exploration	960	640	954	1,271	883	777	1,319	2,306
Fin. advisory & finders' fees	–	–	–	–	–	–	(101)	25
Foreign exchange loss (gain)	(2,706)	580	118	288	(1,659)	(1,861)	2,090	(2,378)
Interest and other expense
(income)	(254)	(145)	(130)	(115)	(121)	(114)	77	(277)
Legal, accounting and audit	128	106	157	140	142	64	66	69
Office and administration	913	570	233	407	283	299	229	275
Shareholder communications	109	89	47	58	99	80	46	37
Stock-based compensation –
exploration	493	136	27	2	(13)	3	5	564
Stock-based compensation –
office and administration	866	328	367	121	(32)	1	27	1,278
Trust and filing	11	86	7	6	5	67	2	15
Loss (income) before under-
noted and taxes	828	2,591	1,964	2,277	(379)	(664)	3,792	1,941
Loss (profit) on sale of
investments	(76)	–	–	–	–	193	–	–
Mark-to-market adjustments	(11)	(202)	121	(93)	138
Loss (income) before taxes	741	2,389	2,085	2,184	(241)	(471)	3,792	1,941
Future income tax expense
(recovery)	(1,980)	–	(463)	(296)	(191)	(1,043)	(456)	(465)
Loss (income) for the period	(1,239)	2,389	1,622	1,888	(432)	(1,514)	3,336	1,476

Basic and diluted income
(loss) per share	$0.01	$(0.03)	$(0.02)	$(0.02)	$0.00	$0.02	$(0.04)	$(0.02)
Weighted average number of
common shares outstanding
(thousands)	99,627	93,870	92,318	92,113	92,113	91,074	86,523	86,264

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

1.5           Results of Operations

For the three months ended June 30, 2006, the Company earned income of $1,239,000 compared to an income of $432,000 in the second quarter of 2005. The increase is due mainly to higher foreign exchange gains of $2,706,000 (2005 – $1,659,000), a higher future income tax recovery of $1,980,000 (2005 – 191,000) and an increase in interest income. The higher foreign exchange gain during the quarter is due mainly to the revaluation of the Company’s future income tax liability (which is denominated in South African Rand) as a result of a stronger Canadian dollar vis-à-vis the South African Rand. The increase in future income tax recovery was due to deductible exploration expenditures and losses incurred by the Company’s South African subsidiary during the quarter. This increase in income was offset by higher office and administration costs of $913,000 and conference and travel costs of $302,000 compared to $283,000 and $34,000, respectively, in the second quarter of 2005. The increase in office costs is due in part to the increase in the number of staff employed in the Company’s office in Johannesburg, South Africa, including executive personnel. The increase in conference and travel is due to the increased travel of executive personnel between South Africa and North America and conference related costs. The Company also recognized $1,359,000 in stock-based compensation during the quarter ended June 30, 2006 as compared to a recovery of $45,000 in fiscal 2005 as the Company granted stock options in the current quarter but did not do so in the second quarter of 2005. A mark-to-market gain of $11,000 (2005 – loss of $138,000) was recorded on investments in the current quarter.

Of the exploration costs, excluding stock-based compensation, for the three months ended June 30, 2006, $272,003 (2005 – $701,602) was spent on Burnstone and $107,679 (2005 – $5,727) was spent on Hollister, which includes the Hollister Development Block ("HDB") and the Hollister property outside of the HDB. At Hollister, the main costs have centered around monitoring of ongoing activities on the HDB and include $49,588 for engineering (2005 – $29,978), $49,458 for geological (2004 – $38,005), $37,636 for environmental, socio-economic and land work (2005 – $1,365) and $3,515 for graphics (2005 – $5,769).

At Burnstone, the main exploration expenses were geological (2006 – $35,663; 2005 – $100,173), for planning, core logging and supervision of the exploratory program on areas adjacent to the Burnstone Property; site activities (2006 – $131,807; 2005 – $34,033), for running the field office and carrying out other support activities associated with the exploratory program, and environmental, socio-economic and land work (2006 – $34,677; 2005 – $167,970), for the feasibility study.

In addition to activities at Burnstone and Hollister, $302,425 in drilling costs, $88,694 in geological costs and $51,558 in site activities were incurred during the three months ended June 30, 2006 on exploration activities on properties adjacent to Burnstone.

For the six months ended June 30, 2006, the Company incurred a loss of $1,150,000 as compared to income of $1,946,000 in the comparative period of fiscal 2005, due mainly to a reduced foreign exchange gain of $2,125,000 (2005 – $3,520,000), an increase in stock-based compensation expense of $1,823,000 (2005 – recovery of $41,000) and higher office and administration costs of $1,482,000 (2005 – $582,000). The increase in office and administration is due in part to the increase in the number of permanent staff employed in the Company’s office in South Africa in the current year. The increase in stock-based compensation is due to the Company granting options in the current year. The Company also

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

recognized a gain on sale of investments of $76,000 (2005 – loss of $193,000) and a mark-to-market gain on its investments of $212,000 (2005 – write-down of $138,000) in the six month period ending June 30, 2006.

Of the exploration costs, excluding stock-based compensation, for the period ended June 30, 2006, $737,540 (2005 – $1,738,092) was spent on Burnstone and $154,102 (2005 – $29,956) was spent on Hollister. At Hollister, the main costs were $68,870 for engineering (2005 – $29,978), $58,373 for geological (2005 – $38,863) and $44,918 for environmental (2005 – $2,662). The exploration expenses on Hollister also include a maintenance payment from Hecla of approximately US$64,340 ($84,000) for the HDB.

At Burnstone, the main exploration expenses for the period ended June 30, 2006, were engineering (2006 – $209,618; 2005 – $466,825), geological (2006 – $114,088; 2005 – $300,658), for planning, core logging and supervision of the drilling program; for metallurgical and other engineering work supporting the finalization of the feasibility study; site activities (2006 – $168,174; 2005 – $113,922), for running the field office and carrying out other support activities associated with the drilling program and property fees (2006 – $100,744; 2005 – $39,328).

As mentioned above, additional expenditure was incurred on exploration activities on properties adjacent to Burnstone. For the period ended June 30, 2006, the major costs were $302,425 for drilling, $149,421 for geological and $100,521 for site activities.

1.6           Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings, the exercise of warrants and options and a bought deal in 2006. The Company's access to exploration financing when the financing is not transaction-specific is always uncertain. There can be no assurance of continued access to significant equity funding.

At June 30, 2006, the Company had working capital of approximately $41.6 million, which is sufficient to fund its proposed 2006 exploration programs, and its operating costs and working capital during 2006. As the Company chooses to proceed on the programs on its properties, it will need to raise additional funds for such expenditures from time to time.

In May 2006, the Company completed a short form prospectus financing for the sale of 11,200,000 common shares of the Company at a price of $2.25 per share, for gross proceeds of $25.2 million.

During the quarter, the Company also initiated a private placement financing for the sale of its common shares at $2.25 per share. For the period ended June 30, 2006, approximately $4.6 million had been received from the private placement. In July 2006, the Company completed this private placement with the issue of 3,333,334 common shares of the Company for gross proceeds of $7.5 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

The net proceeds from both issues will be used for exploration and development at the Burnstone Project and the Hollister Development Block Project, as well as for working capital.

The Company has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases.

The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.7           Capital Resources

At June 30, 2006, Great Basin had working capital of approximately $41.6 million, as compared to $17.3 million at December 31, 2005. The Company has no long term debt.

At June 30, 2006, the Company had approximately 105.3 million common shares issued and outstanding. Since June 30, 2006, there have been two placements of shares totaling approximately 7.3 million which have increased the number of shares outstanding to 112.6 million as of the date of this MD&A (See 1.11 Proposed Transactions).

1.8           Off-Balance Sheet Arrangements

None.

1.9           Transactions with Related Parties

Hunter Dickinson Inc. ("HDI") is a private company owned equally by nine public companies, one of which is the Company. HDI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996. During the period ended June 30, 2006, the Company paid HDI $946,157 compared to $560,316 during the same period in fiscal 2005, for these services and exploration programs to evaluate data on the Hollister Property and the Hollister Development Block Project, to prepare for an underground exploration program and to continue exploration and development work, including the finalizing of a feasibility study on the Burnstone Project.

Hunter Dickinson Group Inc. is a private company with certain directors in common that provided consulting services to the Company. During the period ended June 30, 2005, the Company paid $6,400 to Hunter Dickinson Group Inc. for such services.

During the six months ended June 30, 2006, the Company paid $82,009 (2005 – $121,868) to a private company owned by a director, for engineering and project management services at market rates.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

The Company paid $36,341 (2005 – $31,122) to a private company of which a director of the Company is an officer, for certain accounting and administrative services at rates negotiated while the officer was dealing at arm’s length with the Company.

The Company shares premises and other facilities on a cost-sharing arrangement (with no profit element involved for either party), with a subsidiary of Anooraq Resources Corporation, which is a Canadian public with certain directors in common with the Company. For the period ended June 30, 2006, the Company paid $189,502 pursuant to this arrangement.

1.10           Fourth Quarter

Not applicable.

1.11           Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

As of the date of this MD&A:

1.	The Company has completed the separate financing announced in April 2006 and issued 3,333,334 common shares in the Company at $2.25 per share to accredited investors.

2.

The Company has concluded a settlement agreement with the Former Southgold Shareholders and issued 4,000,000 common shares and 2,000,000 share purchase warrants in settlement of all outstanding purchase obligations in connection with the Burnstone Property.

3.

On July 14, 2006, the Company entered into an agreement in principle with GFL and Tranter, whereby the net smelter royalty related to the Burnstone Project is to be settled and a Black Economic Empowerment joint venture structure is to be created to participate in the Burnstone Project. The finalization of terms is subject to negotiation of definitive agreements, completion of legal, financial, tax and technical due diligence studies by each of the parties, the approval of the transaction by the boards of directors of the Company, GFL and Tranter, South African regulatory approvals and securities approvals.

1.12           Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the most recent annual consolidated financial statements. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves, and
  the carrying values of mineral properties,

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

  the carrying values of property, plant and equipment, and
  the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves, which in turn could have a material effect on the carrying value of property, plant and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the fair market value, based on the trading price of the shares at the agreement and announcement date, pursuant to the terms of the relevant agreement. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

1.13           Changes in Accounting Policies including Initial Adoption

None.

1.14           Financial Instruments and Other Instruments

None.

1.15           Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1        Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is a non-venture issuer.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PERIOD ENDED JUNE 30, 2006

1.15.2        Disclosure of Outstanding Share Data

The following details the share capital structure as at July 31, 2006, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise	Number
Equity type	Expiry date	price	granted	Total
Common shares				112,658,213

Share purchase options	November 30, 2006	$ 1.59	10,000
	November 30, 2006	$ 1.75	310,000
	November 30, 2006	$ 1.62	42,500
	September 28, 2007	$ 1.15	582,000
	December 20, 2007	$ 1.17	854,000
	December 14, 2007	$ 1.14	15,000
	December 19, 2008	$ 1.62	2,100,000
	March 31, 2009	$ 2.07	2,161,000
	March 31, 2009	$ 2.45	180,000
	April 30, 2009	$ 2.45	461,500
	December 31, 2010	$ 1.14	680,000
	April 30, 2011	$ 2.45	1,255,000	8,651,000

Warrants	May 18, 2007	$2.60	672,000
	July 18, 2008	US$1.80	2,000,000	2,672,000

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as a measured and indicated resource, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US mining reporting standards. For US mining reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, that might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company in its Burnstone pre-feasibility study. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities depend on securing environmental and other permits on a timely basis. No permits have been applied for and there can be no assurance that required permits can be secured or secured on a timely basis.

The Company’s projects will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms, or not at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

Further, South African mineral tenure laws require that significant economic ownership in the Company’s South African projects be held by historically disadvantaged peoples, and for which ownership rights the Company may not be sufficiently, or at all, compensated. The economics of the Company’s projects are sensitive to the Canadian Dollar, US Dollar and South African Rand exchange rates and these rates have been subject to large fluctuations in the past several years.